SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

	By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS FIRST QUARTER 2006 RESULTS

São Paulo, May 11, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the first quarter 2006 (1Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s average 59.8% economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and

•	North America: representing the operations of Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the first quarter 2005 (1Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA reached R$1,709.0 million (+17.7%). EBITDA margin reached 43.1% (+380 bps).

•	Beer Brazil EBITDA’s grew 25.5%, achieving 52.6% margin; AmBev market share reached 68.9% in March, and sales volume increased 8.1%.

•	CSD & Nanc sales volume rose 12.5% in Brazil; EBITDA amounted to R$177.1 million, up 45.2% reaching 40.4% margin.

•	Quinsa total EBITDA grew 17.2% in US dollars, and AmBev’s average stake in Quinsa during 1Q06 reached 59.8% (1Q05: 54.8%).

•	Labatt EBITDA increased 12.1% in Canadian dollars, and the EBITDA margin reached 27.8%.

•

Net earnings per thousand shares rose 281.7%; excluding goodwill amortization and adjusting the share base to reflect common shares bonus implemented on May 31, 2005, we observed a 52.5% increase in earnings per thousand shares.

Financial Highlights – AmBev Consolidated
R$ million	1Q06	1Q05	% Change

Net revenues	3,969.7	3,695.6	7.4%
Gross profit	2,644.7	2,350.3	12.5%
EBIT	1,334.6	1,185.3	12.6%
EBITDA	1,709.0	1,451.6	17.7%
Net income	655.9	144.2	354.7%
No. of shares outstanding (millions)	64,917.7	54,499.4	19.1%
EPS (R$/000 shares)	10.10	2.65	281.7%
EPS excl. goodwill amortization (R$/000 shares)	14.61	11.50	27.1%
EPS (US$/ADR)	0.46	0.10	363.3%
EPS excl. goodwill amortization (US$/ADR)	0.66	0.43	54.2%
Adjusted* EPS excl. goodwill amortization (R$/000 shares)	14.61	9.58	52.5%
Adjusted* EPS excl. goodwill amortization (US$/ADR)	0.66	0.36	85.1%

*Number of shares outstanding and EPS for 1Q05 were adjusted for the stock bonus of 05/31/05.

Notes:
(1)	Average exchange rates between Reais and US dollars used for 1Q06 and 1Q05 were R$2.20/US$and R$2.67/US$, respectively.
(2)	The average exchange rate between Reais and Canadian dollars used for 1Q06 and 1Q05 was R$1.89/CAD$and R$2.14/CAD$, respectively.
(3)	Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4)	Values may not add up due to rounding.

First Quarter 2006 Results May 11, 2006 Page 2

Message from AmBev Management

AmBev presented solid results in 1Q06. EBITDA grew 17.7%, while EPS (before goodwill amortization and adjusted for the share bonus implemented on May 31, 2005) grew 52.5%. The performance was led by the Brazilian operation, reaching an EBITDA margin of 50.8%, by Labatt, with an EBITDA growth of 12.1% (in Canadian dollars), and by Quinsa, with an EBITDA growth of 17.2% (in US dollars).

Brazilian Beer operations showed a 8.1%  volume growth, boosted by the high-temperature summer season,  higher disposable income and market share gains. The CSD & Nanc segment also exhibited significant volume growth, 12.5% higher than the first quarter of 2005. Commenting on Ambev’s performance in Brazil, Luiz Fernando Edmond, Latin America General Officer, affirmed: “We had an encouraging first quarter. We will keep focusing to assure we capture the opportunities, such as the World Cup and elections, while keeping the threats under control, such as the commodities hike that will affect us in the next quarters.”

Quinsa continues to deliver meaningful results, highlight for 32.6% increase in soft drinks volume. On the other hand, HILA-ex continues showing results below our expectations, driven by increased competition in most of these markets. “The year has been tough for our HILA-ex operations. Although moving forward, we are not satisfied and will continue to pursue growth in these markets. Once again, Quinsa delivered excellent results.”, said Luiz Fernando Edmond.

In Canada, Ambev obtained volume growth, boosted by a mild winter season. Cost reduction initiatives once again contributed to an excellent 12.1% EBITDA growth in Canadian dollars. “The market continues showing an extremely competitive scenario in 2006; however, we continue to maintain our strategy and focus on costs, which has been ensuring such high profitability levels,” says Miguel Patrício, North America General Officer.

The performance in all business units was reflected by the excellent cash generation. “Our operating cash generation reached R$ 1,438.3 million, resulting from an excellent business performance and financial discipline,” says João Castro Neves, AmBev’s CFO.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,969.7 million	Total: R$1,709.0 million

First Quarter 2006 Results May 11, 2006 Page 3

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,357.5 million (+27.4%), representing 79.4% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc

Brazil Results
R$ million	1Q06	1Q05	% Chg		1Q06	1Q05	% Chg.

Volume (‘000 hl)	16,113	14,905	8.1%		5,347	4,755	12.5%
Net Revenue	2,217.2	1,915.4	15.8%		438.3	388.4	12.8%
Net Revenue/hl	137.6	128.5	7.1%		82.0	81.7	0.3%
COGS	(624.3)	(601.0)	3.9%		(206.2)	(209.3)	-1.5%
COGS/hl	(38.7)	(40.3)	-3.9%		(38.6)	(44.0)	-12.4%
Gross Profit	1,592.9	1,314.3	21.2%		232.1	179.1	29.6%
Gross Margin	71.8%	68.6%	320	bps	53.0%	46.1%	680	bps
SG&A excl. deprec. & amort.	(461.0)	(425.3)	8.4%		(60.7)	(64.6)	-6.1%
SG&A deprec. & amort.	(174.7)	(83.4)	109.5%		(57.9)	(26.5)	117.9%
SG&A Total	(635.7)	(508.7)	25.0%		(118.5)	(91.1)	30.0%
% of Net Revenue	28.7%	26.6%	210	bps	27.0%	23.5%	360	bps
EBIT	957.3	805.6	18.8%		113.6	88.0	29.1%
EBIT Margin	43.2%	42.1%	110	bps	25.9%	22.7%	330	bps
EBITDA	1,166.1	929.1	25.5%		177.1	122.0	45.2%
EBITDA Margin	52.6%	48.5%	410	bps	40.4%	31.4%	900	bps

	Malt and By-products				Total

Brazil Results
R$ million	1Q06	1Q05	% Chg.		1Q06	1Q05	% Chg.

Volume (‘000 hl)	n.a	n.a	n.a		21,461	19,660	9.2%
Net Revenue	14.9	20.6	-27.7%		2,670.4	2,324.4	14.9%
Net Revenue/hl	n.a	n.a	n.a		124.4	118.2	5.2%
COGS	0.4	(5.0)	n.m.		(830.1)	(815.3)	1.8%
COGS/hl	n.a	n.a	n.a		(38.7)	(41.5)	-6.7%
Gross Profit	15.2	15.6	-2.5%		1,840.3	1,509.1	21.9%
Gross Margin	102.4%	75.9%	2650	bps	68.9%	64.9%	400	bps
SG&A excl. deprec. & amort.	(1.0)	(0.8)	18.8%		(522.6)	(490.7)	6.5%
SG&A deprec. & amort.	0.0	0.0	n.a.		(232.5)	(109.9)	111.5%
SG&A Total	(1.0)	(0.8)	18.8%		(755.1)	(600.7)	25.7%
% of Net Revenue	6.6%	4.0%	260	bps	28.3%	25.8%	240	bps
EBIT	14.3	14.8	-3.7%		1,085.2	908.4	19.5%
EBIT Margin	95.8%	71.9%	2390	bps	40.6%	39.1%	160	bps
EBITDA	14.3	14.8	-3.7%		1,357.5	1,065.9	27.4%
EBITDA Margin	95.8%	71.9%	2390	bps	50.8%	45.9%	500	bps

Beer Brazil

Net Revenues

Net revenues for Beer Brazil operation reached R$2,217.2 million (+15.8%) in 1Q06, Such growth derives from both higher sales volume and increase in net revenues per hectoliter.

Beer sales volume reached 16,113 million hectoliters (+8.1%). This result reflects the Brazilian market growth and higher AmBev’s average market share (1Q06: 68.7%; 1Q05: 67.8%), information estimated by ACNielsen. In March 2006, Ambev’s market share stood at 68.9%.

Net revenues per hectoliter of beer were R$137.6, (+7.1%). Such increase is impacted (i) by the price repositioning implemented by Ambev during December of 5% on average; (ii) by increased sales volumes through direct distribution; (iii) by ongoing Company’s revenue management initiatives, including the premium segment development (Company’s flag brands in this segment, Bohemia and Original grew in 1Q06, 10.4% and 51.2%, respectively) and (iv) negatively by the ICMS (value-added sales tax) increase. Compared to 4Q05, revenues per hectoliter increased 4.5% (4Q05:R$131.7), mainly impacted  by the price repositioning occurred in December and negatively by the ICMS increase.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$624.3 million (+3.9%) in 1Q06. The COGS increase resulted from volume growth of 8.1%. COGS per hectoliter dropped 3.9% (1Q06: R$38.7; 1Q05: R$40.3), in view of lower exchange rate implicit in the hedging policy (1Q06: R$2.55/US$; 1Q05: R$2.89/US$) and higher share of returnable packages in the product mix. Compared to 4Q05, COGS per hectoliter decreased 6.4%.

Gross Profit

Gross profit for Beer Brazil reached R$1,592.9 million (+21.2%). Gross margin reached 71.8%, an expansion of 320 basis points.

First Quarter 2006 Results May 11, 2006 Page 4

SG&A

SG&A expenses for Beer Brazil accumulated R$635.7 million (+25.0%). The main drivers for this growth were depreciation and amortization expenses (+109.5%), mainly arising from the deferred assets amortization generated from the merge of InBev Brasil.

Excluding depreciation and amortization expenses, SG&A expenses increased 8.4%. Such growth is explained by (i) growth of fixed expenses below inflation; (ii) an 8.1% increase in volume, which generates increments in expenses, such as freight; and (iii) expansion of direct distribution.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$957.3 million (+18.8%). EBIT margin increased by 110 basis points, reaching 43.2%.

EBITDA for Beer Brazil reached R$1,166.1 million (+25.5%), and EBITDA margin over net revenues stood at 52.6% (+410 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$438.3 million (+12.8%), boosted by a sales volume growth and increasing net revenues per hectoliter.

Sales volumes reached 5,347.0 million hectoliters (+12.5%), as a result of a growth in the soft drink market coupled with higher Ambev’s average market share (1Q06: 17.4%;1Q05: 17.2%), according to ACNielsen’s estimates.

Net revenues per hectoliter grew 0.3% (1Q06: R$82.0; 1Q05: R$81.7), impacted (i) positively by a rise in prices occurred during 2005 and 2006; (ii) positively by the good performance of Gatorade isotonic drink, which grew volumes by 25.8%; (iii) negatively by increased taxes; and (iv) negatively by a greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc totaled R$206.2 million (-1.5%). The result was impacted by (i) increased commodities costs (sugar and aluminum), which was more than offset by lower implicit US dollar (1Q06: R$2.55/US$; 1Q05: R$2.89/US$); and (ii) increased mix of  multi-servings packages of 2.0 and 2.5 liters (PET). Consequently, the Company reached a 12.4% decline in COGS per hectoliter (1Q06: R$38.6; 1Q05:  R$44.0). Compared to 4Q05, COGS per hectoliter decreased 4.0%.

Gross Profit

Gross profit in the CSD & Nanc business segment summed R$232.1 million (+29.6%), while the gross margin expanded by 680 basis points, reaching 53.0%.

SG&A

SG&A expenses for CSD & Nanc amounted to R$118.5 million (+30.0%). The growth observed is mostly explained by the increase in depreciation and amortization expenses (+117.9%), mainly arising from the deferred assets amortization generated by the merge of InBev Brasil.

First Quarter 2006 Results May 11, 2006 Page 5

Excluding depreciation and amortization expenses, SG&A expenses dropped 6.1%. This result is explained by (i) lower sales and marketing budget allocation on the first quarter; (ii) fixed costs growth similar to inflation; and (iii) increase in sales volume.

EBIT and EBITDA

EBIT for CSD & Nanc reached R$113.6 million (+29.1%). EBIT margin increased by 330 basis points, and stood at 25.9%.

EBITDA for the segment amounted R$177.1 million (+45.2%), and EBITDA margin expanded by 900 basis points to 40.4%.

Malt and By-Products

Net revenues for Malt and By-Products reached R$14.9 million (-27.7%). EBIT and EBITDA were R$14.3 million (-3.7%).

Hispanic Latin America - HILA

HILA operations achieved an EBITDA of R$150.5 million (-15.8%), accounting for 8.8% of AmBev’s consolidated EBITDA.

	Quinsa				HILA-ex

HILA Consol. Results
R$ million	1Q06	1Q05	% Chg		1Q06	1Q05	% Chg.

Volume (‘000 hl)	7,741	6,861	12.8%		1,671	1,505	11.0%
Net Revenue	397.0	364.9	8.8%		176.6	184.9	-4.5%
Net Revenue/hl	85.8	97.0	-11.6%		105.7	122.8	-14.0%
COGS	(153.8)	(144.0)	6.9%		(104.9)	(94.6)	10.9%
COGS/hl	(33.2)	(38.3)	-13.2%		(62.7)	(62.8)	-0.2%
Gross Profit	243.2	220.9	10.1%		71.8	90.3	-20.5%
Gross Margin	61.3%	60.5%	70	bps	40.6%	48.8%	-820	bps
SG&A excl. deprec. & amort.	(83.0)	(72.2)	15.0%		(103.1)	(88.9)	16.0%
SG&A deprec. & amort.	(11.2)	(9.6)	16.0%		(16.5)	(12.1)	36.5%
SG&A Total	(94.2)	(81.8)	15.1%		(119.6)	(101.0)	18.5%
% of Net Revenue	23.7%	22.4%	130	bps	67.7%	54.6%	1310	bps
EBIT	149.0	139.1	7.1%		(47.9)	(10.7)	346.7%
EBIT Margin	37.5%	38.1%	-60	bps	-27.1%	-5.8%	-2130	bps
EBITDA	175.0	171.0	2.3%		(24.5)	7.7	n.m.
EBITDA Margin	44.1%	46.9%	-280	bps	-13.9%	4.1%	n.m.

	Total

HILA Consol. Results
R$ million	1Q06	1Q05	% Chg.

Volume (‘000 hl)	9,412	8,366	12.5%
Net Revenue	573.7	549.8	4.3%
Net Revenue/hl	91.1	104.4	-12.8%
COGS	(258.7)	(238.6)	8.4%
COGS/hl	(41.1)	(45.3)	-9.3%
Gross Profit	315.0	311.2	1.2%
Gross Margin	54.9%	56.6%	-170	bps
SG&A excl. deprec. & amort.	(186.1)	(161.1)	15.5%
SG&A deprec. & amort.	(27.7)	(21.7)	27.4%
SG&A Total	(213.8)	(182.8)	17.0%
% of Net Revenue	37.3%	33.3%	400	bps
EBIT	101.2	128.4	-21.2%
EBIT Margin	17.6%	23.4%	-570	bps
EBITDA	150.5	178.6	-15.8%
EBITDA Margin	26.2%	32.5%	-630	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

First Quarter 2006 Results May 11, 2006 Page 6

Quinsa

AmBev’s average stake in Quinsa for the 1Q06 was 59.8% (1Q05:54.8%), and yielded an EBITDA of R$175 million (+2.3%) for the company.

	Beer				CSD

Quinsa Results
R$ million	1Q06	1Q05	% Chg.		1Q06	1Q05	% Chg.

Volume (‘000 hl)	4,959	4,763	4.1%		2,782	2,098	32.6%
Net Revenue	292.6	280.6	4.3%		104.4	84.2	24.0%
Net Revenue/hl	98.7	107.5	-8.2%		62.8	73.3	-14.3%
COGS	(87.5)	(88.2)	-0.7%		(66.3)	(55.8)	18.8%
COGS/hl	(29.5)	(33.8)	-12.6%		(39.9)	(48.5)	-17.9%
Gross Profit	205.1	192.5	6.5%		38.1	28.4	34.0%
Gross Margin	70.1%	68.6%	150	bps	36.5%	33.7%	270	bps
SG&A excl. deprec. & amort.	(62.5)	(55.1)	13.5%		(20.5)	(17.1)	19.9%
SG&A deprec. & amort.	(8.5)	(7.7)	10.0%		(2.7)	(1.9)	39.9%
SG&A Total	(71.0)	(62.8)	13.1%		(23.2)	(19.0)	21.9%
% of Net Revenue	24.3%	22.4%	190	bps	22.2%	22.6%	-40	bps
EBIT	134.1	129.7	3.4%		14.9	9.4	58.5%
EBIT Margin	45.8%	46.2%	-40	bps	14.3%	11.2%	310	bps
EBITDA	155.2	156.2	-0.6%		19.8	14.8	33.7%
EBITDA Margin	53.0%	55.7%	-260	bps	18.9%	17.5%	140	bps

	Total

Quinsa Results
R$ million	1Q06	1Q05.	% Chg

Volume (‘000 hl)	7,741	6,861	12.8%
Net Revenue	397.0	364.9	8.8%
Net Revenue/hl	85.8	97.0	-11.6%
COGS	(153.8)	(144.0)	6.9%
COGS/hl	(33.2)	(38.3)	-13.2%
Gross Profit	243.2	220.9	10.1%
Gross Margin	61.3%	60.5%	70	bps
SG&A excl. deprec. & amort.	(83.0)	(72.2)	15.0%
SG&A deprec. & amort.	(11.2)	(9.6)	16.0%
SG&A Total	(94.2)	(81.8)	15.1%
% of Net Revenue	23.7%	22.4%	130	bps
EBIT	149.0	139.1	7.1%
EBIT Margin	37.5%	38.1%	-60	bps
EBITDA	175.0	171.0	2.3%
EBITDA Margin	44.1%	46.9%	-280	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Quinsa Beer

Quinsa beer operations recorded a R$155.2 million EBITDA (-0.6%). The main driver for EBITDA decrease was the Real appreciation against the US dollar. Quinsa beer operations EBITDA posted an increase of 13.5% in US dollars.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$19.8 million EBITDA (+33.7%). The main income growth driver for this operation continues to be the solid volume increase, both in Argentina and Uruguay. Quinsa soft drink operations EBITDA, in US dollars, grew 57.2%.

First Quarter 2006 Results May 11, 2006 Page 7

HILA-ex Quinsa

AmBev’s operations in North Latin America (HILA-ex) reported a negative EBITDA of R$24.5 million, representing a R$32.1 million loss in relation to 1Q05.

	Beer				CSD

HILA-ex Results R$ million	1Q06	1Q05	% Chg.		1Q06	1Q05	% Chg.

Volume (‘000 hl)	753	644	16.8%		919	861	6.7%
Net Revenue	102.2	94.4	8.2%		74.5	90.5	-17.7%
Net Revenue/hl	135.7	146.5	-7.3%		81.1	105.1	-22.9%
COGS	(55.5)	(47.1)	18.0%		(49.3)	(47.5)	3.8%
COGS/hl	(73.8)	(73.0)	1.1%		(53.7)	(55.2)	-2.8%
Gross Profit	46.6	47.3	-1.5%		25.2	43.0	-41.4%
Gross Margin	45.6%	50.2%	-450	bps	33.8%	47.5%	-1370	bps
SG&A excl. deprec. & amort.	(73.1)	(57.7)	26.7%		(30.0)	(31.2)	-3.8%
SG&A deprec. & amort.	(8.6)	(5.6)	52.4%		(7.9)	(6.5)	22.6%
SG&A Total	(81.7)	(63.3)	29.0%		(37.9)	(37.7)	0.8%
% of Net Revenue	80.0%	67.1%	1290	bps	50.9%	41.6%	930	bps
EBIT	(35.1)	(16.0)	119.2%		(12.8)	5.3	n.m.
EBIT Margin	-34.3%	-17.0%	-1740	bps	-17.2%	5.8%	n.m.
EBITDA	(22.4)	(6.3)	254.3%		(2.1)	14.0	n.m.
EBITDA Margin	-21.9%	-6.7%	-1520	bps	-2.8%	15.5%	n.m.

	Total

HILA-ex Results R$ million	1Q06	1Q05	% Chg.

Volume (‘000 hl)	1,671	1,505	11.0%
Net Revenue	176.6	184.9	-4.5%
Net Revenue/hl	105.7	122.8	-14.0%
COGS	(104.9)	(94.6)	10.9%
COGS/hl	(62.7)	(62.8)	-0.2%
Gross Profit	71.8	90.3	-20.5%
Gross Margin	40.6%	48.8%	-820	bps
SG&A excl. deprec. & amort.	(103.1)	(88.9)	16.0%
SG&A deprec. & amort.	(16.5)	(12.1)	36.5%
SG&A Total	(119.6)	(101.0)	18.5%
% of Net Revenue	67.7%	54.6%	1310	bps
EBIT	(47.9)	(10.7)	346.7%
EBIT Margin	-27.1%	-5.8%	-2130	bps
EBITDA	(24.5)	7.7	n.m.
EBITDA Margin	-13.9%	4.1%	n.m.

HILA-ex Beer

HILA-ex beer operations recorded a negative EBITDA of R$22.4 million. The main reasons for this result were (i) the initial phase of beer operations in Peru and the Dominican Republic, generating expenses related to launching; (ii) increased competitive market in most countries, causing lower volume in Venezuela, Equator and Central America; and (iii) higher logistic expenses, with the introduction of returnable bottles.

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA was negative at R$2.1 million. The reasons for this result were (i) decreased net revenues per hectoliter and (ii) increased SG&A expenses.

First Quarter 2006 Results May 11, 2006 Page 8

North America

Labatt, AmBev’s operation in North America, had a strong performance in 1Q06, reaching CAD$ 107.0 million EBITDA (+12.1%). EBITDA in Brazilian Reais amounted to R$201.1 million (-2.9%), due to the strong appreciation of the Brazilian Real against the Canadian dollar.

North America Results CAD$ million	1Q06	2Q05	% Chg

Volume (‘000 hl)	2,092	2,042	2.5%
Domestic Volume	1,747	1,731	0.9%
Exports Volume	345	310	11.2%
Net Revenues	385.4	381.7	1.0%
Net Revenues/hl	184.2	187.0	-1.5%
Domestic Net Revenues	365.4	362.4	0.8%
Exports Net Revenues	20.0	19.3	3.4%
COGS	(125.3)	(135.6)	-7.6%
COGS/hl	(59.9)	(66.4)	-9.8%
Gross Profit	260.0	246.1	5.7%
Gross Margin	67.5%	64.5%	300	bps
SG&A excl. deprec. & amort.	(170.0)	(169.2)	0.5%
SG&A deprec. & amort.	(11.0)	(8.8)	25.3%
SG&A Total	(181.1)	(178.0)	1.7%
% of Net Revenues	47.0%	46.6%	40	bps
EBIT	79.0	68.1	16.0%
EBIT Margin	20.5%	17.8%	270	bps
EBITDA	107.0	95.4	12.1%
EBITDA Margin	27.8%	25.0%	280	bps

North America Results R$ million	1Q06	4Q04	% Chg.

Volume (‘000 hl)	2,092	2,042	2.5%
Domestic Volume	1,747	1,731	0.9%
Exports Volume	345	310	11.2%
Net Revenues	725.7	821.5	-11.7%
Net Revenues/hl	346.8	402.4	-13.8%
COGS	(236.2)	(291.4)	-18.9%
COGS/hl	(112.9)	(142.7)	-20.9%
Gross Profit	489.4	530.0	-7.7%
Gross Margin	67.4%	64.5%	290	bps
SG&A excl. deprec. & amort.	(320.4)	(362.5)	-11.6%
SG&A deprec. & amort.	(20.8)	(19.0)	9.5%
SG&A Total	(341.1)	(381.5)	-10.6%
% of Net Revenues	47.0%	46.4%	60	bps
EBIT	148.3	148.5	-0.1%
EBIT Margin	20.4%	18.1%	240	bps
EBITDA	201.1	207.1	-2.9%
EBITDA Margin	27.7%	25.2%	250	bps

First Quarter 2006 Results May 11, 2006 Page 9

Net Revenues

Labatt net revenues amounted CAD$385.4 million (+1.0%), boosted by sales volumes growth. Net revenues in local currency (Reais) were negatively affected by Real appreciation against Canadian dollar, reaching R$725.7 million (-11.7%).

Sales volumes reached 2,092 million hectoliters (+2.5%), a combination of 0.9% growth in the domestic market and 11.2% growth in exports volume.

Net revenues per hectoliter declined 13.8% (1Q06: R$346.7; 1Q05: R$402.4), reflecting the Real appreciation against the Canadian dollar. In Canadian dollars, net revenues per hectoliter decreased 1.5% (1Q06: CAD$184.2; 1Q05: CAD$187.0). This decline was a result of (i) stable domestic revenues per hectoliter (1Q06: CAD$209.2; 1Q05: CAD$209.3), and (ii) a decline of 7.1% in revenues per hectoliter of exports to the United States (1Q06: CAD$57.8; 1Q05: CAD$62.2), mostly explained by (i) the appreciation of the Canadian dollar against the US dollar; and (ii) the tough economic environment in the state of Michigan, one of the core markets for Labatt Blue, which led to an increase in promotional activity by the major American brewers and consumer shift to discount brands.

COGS

Labatt’s COGS reached R$236.2 million (-18.9%). In Canadian dollars, COGS decreased 7.6% reaching CAD$125.3 million. The Company reached a 20.9% decline in COGS per hectoliter (1Q06: R$112.9; 1Q05:  R$142.7). In Canadian dollars, a 9.8% decline was obtained in COGS per hectoliter (1Q06: CAD$59.9; 1Q05: CAD$66.4; 4Q05: CAD$60.1). Such reduction is a result of significant improvements provided by the Company’s program of plant optimization, which pursue through a structured process the leveling of core industrial KPI’s to benchmark standards in the AmBev-InBev universe. Across the last months continuous enhancements were achieved in line efficiencies, extract and packaging losses and usage of water and energy.

Gross Profit

Gross profit reached R$489.4 million (-7.7%). In Canadian dollars, gross profit amounted to CAD$260 million (+5.7%), whereas gross margin increased by 300 basis points, reaching 67.5%.

SG&A

SG&A expenses from Labatt operation summed up to R$341.1 million (-10.6%). In Canadian dollars operating expenses increased by 1.7%, reaching CAD$181.1 million.

Depreciation and amortization expenses related to SG&A summed up to R$20.8 million (+9.5%). In Canadian dollars, these expenses grew 25.3% reaching CAD$11.0 million. Excluding amortization and depreciation, SG&A reached CAD$170.0 million (+0.5%).

EBIT and EBITDA

Labatt’s EBIT reached R$148.3 million (-0.1%). EBIT margin grew 240 basis points, reaching 20.4%.

EBITDA for the segment amounted to R$201.1 million (-2.9%), and its margin increased by 250 basis points to 27.7%. In Canadian dollars, EBITDA increased 12.1%, reaching CAD$107.0 million.

First Quarter 2006 Results May 11, 2006 Page 10

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$3,969.7 million (+7.4%). The table below details the net revenues per business unit, as well as respective variation rates.

	1Q06		1Q05

Net Revenues	R$ million	% Total	R$ million	%Total	% Change

Brazil	2,670.4	67.3%	2,324.4	62.9%	14.9%
Beer Brazil	2,217.2	55.9%	1,915.4	51.8%	15.8%
CSD & Nanc Brazil	438.3	11.0%	388.4	10.5%	12.8%
Malt and By-products	14.9	0.4%	20.6	0.6%	-27.7%
HILA	573.7	14.5%	549.8	14.9%	4.3%
Quinsa	397.0	10.0%	364.9	9.9%	8.8%
Beer	292.6	7.4%	280.6	7.6%	4.3%
Soft drinks	104.4	2.6%	84.2	2.3%	24.0%
HILA-ex	176.6	4.4%	184.9	5.0%	-4.5%
Beer	102.2	2.6%	94.4	2.6%	8.2%
Soft drinks	74.5	1.9%	90.5	2.4%	-17.7%
North America	725.7	18.3%	821.5	22.2%	-11.7%

Consolidated	3,969.7	100.0%	3,695.6	100.0%	7.4%

Brazil

Brazilian operations accounted for 67.3% of Ambev’s consolidated net revenues, amounting to R$2,670.4 million (+14.9%). The beer operation contributed with R$2,217.2 million (+15.8%), while CSD & Nanc segment reached net revenues of R$438.3 million (+12.8%); malt and by-products sales operation generated net revenues of R$14.9 million (-27.7%).

The beer revenues growth was a result of a 8.1% increase in sales volume and a 7.1% increase in net revenues per hectoliter (HL) (1Q06: R$137.6; 1Q05: R$128.5). The volume growth is a result of market growth and higher share (1Q06: 68.7%; 1Q05; 67.8%). The increase in net revenues per hectoliter is explained (i) by the 5% average price repositioning implemented by Ambev during December; (ii) by higher sales volumes through Ambev’s direct distribution structure; (iii) by the ongoing Company’s revenue management initiatives, including the development of the premium segment (Company’s flag brands in this segment, Bohemia and Original grew in 1Q06, 10.4% and 51.2%, respectively) and (iv) negatively by the ICMS increase.

Sales volume for CSD & Nanc reached 5,347.0 million hectoliters (12.5%), resulting from a growth in soft drink market coupled with higher Ambev’s average market share (1Q06: 17.4%; 1Q05: 17.2%), information estimated by ACNielsen. Net revenues per hectoliter grew 0.3% (1Q06: R$82.0; 1Q05: R$81.7), impacted (i) positively by increased prices occurred during 2005 and 2006; (ii) positively by the good performance of Gatorade isotonic drink, which grew volumes by 25.8%; (iii) negatively by a rise in taxes; and (iv) negatively by greater mix of multi-serving packages of 2.0 and 2.5 liters (PET).

First Quarter 2006 Results May 11, 2006 Page 11

Hispanic Latin America - HILA

Hispanic Latin America division operations, or HILA, accounted for 14.5% of the Company’s consolidated net revenues, amounting to R$573.7 million (+4.3%). AmBev’s average 59.8% stake in Quinsa contributed with R$397.0 million (+8.8%), while the Company’s operations in HILA-ex recorded net revenues of R$176.6 million (-4.5%).

The growth of net revenues generated by AmBev’s stake in Quinsa was achieved through (i) higher AmBev’s stake in Quinsa’s capital (1Q06: 59.8%; 1Q05: 54.8%), and (ii) growth of sales volume (4.1% in beer and 32.6% in soft drinks).

The decreased net revenues in HILA-ex were a result of increased competitive market and appreciation of Brazilian Real.

North America

AmBev’s North America operation through Labatt Brewing Company Limited (Labatt), accounted for 18.3% of the consolidated net revenues, amounting to R$725.7 million.

Labatt’s net revenues performance in Canadian dollars resulted in an increase of 1.0%. Such result was due to a sales volume growth of 2.5%, partially offset by 1.5% drop of revenues per hectoliter. This drop was a result of (i) stable domestic sales revenues per hectoliter (1Q06: CAD$209.2; 1Q05: CAD$209.3), and (ii) a decline of 7.1% in revenues per hectoliter of exports to the United States (1Q06: CAD$57.8; 1Q05: CAD$62.2), mostly explained by (i) the appreciation of the Canadian dollar against the US dollar; and (ii) the tough economic environment in the state of Michigan, one of the core markets of Labatt Blue, which led to an increase in promotional activity by the major American brewers and consumer shift to discount brands.

COGS

AmBev’s COGS recorded R$1,325.0 million (-1.5%).

	1Q06			1Q05

COGS	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(830.1)	62.6%	31.1%	(815.3)	60.6%	35.1%	1.8%
Beer Brazil	(624.3)	47.1%	28.2%	(601.0)	44.7%	31.4%	3.9%
CSD & Nanc Brazil	(206.2)	15.6%	47.0%	(209.3)	15.6%	53.9%	-1.5%
Malt and By-products	0.4	0.0%	-2.4%	(5.0)	0.4%	24.1%	n.m.
HILA	(258.7)	19.5%	45.1%	(238.6)	17.7%	43.4%	8.4%
Quinsa	(153.8)	11.6%	38.7%	(144.0)	10.7%	39.5%	6.9%
Beer	(87.5)	6.6%	29.9%	(88.2)	6.6%	31.4%	-0.7%
Soft drinks	(66.3)	5.0%	63.5%	(55.8)	4.1%	66.3%	18.8%
HILA-ex	(104.9)	7.9%	59.4%	(94.6)	7.0%	51.2%	10.9%
Beer	(55.5)	4.2%	54.4%	(47.1)	3.5%	49.8%	18.0%
Soft drinks	(49.3)	3.7%	66.2%	(47.5)	3.5%	52.5%	3.8%
North America	(236.2)	17.8%	32.6%	(291.4)	21.7%	35.5%	-18.9%

Consolidated	(1,325.0)	100.0%	33.4%	(1,345.3)	100.0%	36.4%	-1.5%

First Quarter 2006 Results May 11, 2006 Page 12

Brazil

COGS of operations in Brazil amounted to R$830.1 million (+1.8%), accounting for 62.6% of AmBev’s consolidated COGS. The beer operation recorded COGS of R$624.3 million (+3.9%), and CSD & Nanc segment, R$206.2 million (-1.5%).

Beer operation COGS evolution was explained by a sales volume growth of 8.1% and a 3.9% reduction in COGS per hectoliter (1Q06:R$38.7; 1Q05: R$40.3). A greater dilution of fixed costs, due to higher sales volume, efficiency gains in production lines and lower US dollar implicit in the hedge policy (1Q06: R$2.55/US$; 1Q05: R$2.89/US$) were the main factors contributing to such fall.

A 1.5% drop in CSD & Nanc COGS was a result of 12.5% sales volume growth and a 12.4% COGS per hectoliter decrease (1Q06: R$38.6; 1Q05: R$44.0). The main reasons for such COGS reduction were (i) increased commodities price (sugar and aluminum), which was more than offset by (ii) reduced US dollar implicit in the hedge policy (1Q06: R$2.55/US$; 1Q05: R$2.89/US$); and (iii) greater mix of multi-servings packages of 2.0 and 2.5 liters (PET).

Hispanic Latin America - HILA

COGS for HILA business unit accounted for 19.5% of consolidated COGS, accumulating R$258.7 million (+8.4%). AmBev’s 59.8% stake in Quinsa recorded COGS of R$153.8 million (+6.9%), while the Company’s operations in HILA-ex recorded R$104.9 million (+10.9%).

The increase in COGS recorded for AmBev’s stake in Quinsa was due to (i) higher AmBev’s stake in Quinsa’s capital, (ii) higher sales volume, (iii) 4.9% increase of COGS per hectoliter of Quinsa recorded in US dollars (1Q06: US$15.3; 1Q05: US$14.6), and (iv) 17.6% depreciation of US dollar against Real (1Q06: R$2.20; 1Q05: R$2.67).

The higher COGS for AmBev’s operations in HILA-ex was a result of (i) sales volume growth; (ii) increase in sugar prices and PET in soft drinks operations; and (iii) increase in package costs.

North America

COGS recorded at Labatt accounted for 17.8% of AmBev’s consolidated COGS, amounting to R$236.2 million (-7.6% in Canadian dollars to CAD$125.3 million). This reduction was a result of 2.5% increase in sales volumes and 9.8% reduction in COGS per hectoliter. Such drop in COGS per hectoliter is the result of significant improvements provided by the Company’s program of plant optimization, which pursue through a structured process the leveling of core industrial KPI’s to benchmark standards in the AmBev-InBev universe. Across the last months continuous enhancements were achieved in line efficiencies, extract and packaging losses and usage of water and energy.

First Quarter 2006 Results May 11, 2006 Page 13

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variation rates. We point out the 300 basis points increase obtained in the consolidated contribution margin, reaching 66.6%.

	1Q06			1Q05

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,840.3	69.6%	68.9%	1,509.1	64.2%	64.9%	21.9%
Beer Brazil	1,592.9	60.2%	71.8%	1,314.3	55.9%	68.6%	21.2%
CSD & Nanc Brazil	232.1	8.8%	53.0%	179.1	7.6%	46.1%	29.6%
Malt and By-products	15.2	0.6%	102.4%	15.6	0.7%	75.9%	-2.5%
HILA	315.0	11.9%	54.9%	311.2	13.2%	56.6%	1.2%
Quinsa	243.2	9.2%	61.3%	220.9	9.4%	60.5%	10.1%
Beer	205.1	7.8%	70.1%	192.5	8.2%	68.6%	6.5%
Soft drinks	38.1	1.4%	36.5%	28.4	1.2%	33.7%	34.0%
HILA-ex	71.8	2.7%	40.6%	90.3	3.8%	48.8%	-20.5%
Beer	46.6	1.8%	45.6%	47.3	2.0%	50.2%	-1.5%
Soft drinks	25.2	1.0%	33.8%	43.0	1.8%	47.5%	-41.4%
North America	489.4	18.5%	67.4%	530.0	22.6%	64.5%	-7.7%

Consolidated	2,644.7	100.0%	66.6%	2,350.3	100.0%	63.6%	12.5%

SG&A

AmBev’s SG&A expenses totaled R$1,310.1 million (+12.5%).

	1Q06			1Q05

SG&A	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(755.1)	57.6%	28.3%	(600.7)	51.6%	25.8%	25.7%
Beer Brazil	(635.7)	48.5%	28.7%	(508.7)	43.7%	26.6%	25.0%
CSD & Nanc Brazil	(118.5)	9.0%	27.0%	(91.1)	7.8%	23.5%	30.0%
Malt and By-products	(1.0)	0.1%	6.6%	(0.8)	0.1%	4.0%	18.8%
HILA	(213.8)	16.3%	37.3%	(182.8)	15.7%	33.3%	17.0%
Quinsa	(94.2)	7.2%	23.7%	(81.8)	7.0%	22.4%	15.1%
Beer	(71.0)	5.4%	24.3%	(62.8)	5.4%	22.4%	13.1%
Soft drinks	(23.2)	1.8%	22.2%	(19.0)	1.6%	22.6%	21.9%
HILA-ex	(119.6)	9.1%	67.7%	(101.0)	8.7%	54.6%	18.5%
Beer	(81.7)	6.2%	80.0%	(63.3)	5.4%	67.1%	29.0%
Soft drinks	(37.9)	2.9%	50.9%	(37.7)	3.2%	41.6%	0.8%
North America	(341.1)	26.0%	47.0%	(381.5)	32.7%	46.4%	-10.6%

Consolidated	(1,310.1)	100.0%	33.0%	(1,165.0)	100.0%	31.5%	12.5%

Brazil

SG&A expenses of operations in Brazil amounted to R$755.1 million (+25,7%), accounting for 57.6% of AmBev’s consolidated SG&A expenses. The beer operation accumulated SG&A expenses of R$635.7 million (+25.0%), CSD & Nanc segment, R$118.5 million (+30.0%), and malt and by-products operation, R$1.0 million (+18.8%).

The increased SG&A expenses are mostly due to the amortization of deferred assets generated by the merger of InBev Brasil. Excluding the depreciation and amortization expenses, SG&A climbed 6.5%, in view of (i) growth of fixed expenses below inflation ; (ii) higher sales volume; and (iii) increase in direct distribution.

First Quarter 2006 Results May 11, 2006 Page 14

Hispanic Latin America - HILA

SG&A expenses of HILA business unit accounted for 16.3% of consolidated SG&A expenses, accumulating R$213.8 million (+17.0%). Ambev’s 59.8% average stake in Quinsa recorded SG&A expenses of R$94.2 million (+15.1%), while the Company’s operations in HILA-ex recorded R$119.6 million (+18.5%).

The increased SG&A expenses recorded on account of AmBev’s stake in Quinsa was a result of combination (i) of higher AmBev’s stake in Quinsa’s capital; and (ii) 17.6% depreciation of US dollar against Real.

Increased SG&A expenses of AmBev’s operations in HILA-ex were mainly a result of higher investments in brand on due to (i) launching of beer in Peru and the Dominican Republic; and (ii)  distribution agreement for Red Rock soft drink in the Dominican Republic.

North America

SG&A recorded in Labatt accounted for 26.0% of AmBev’s consolidated SG&A, amounting to R$341.1 million (+1.7% in Canadian dollars to CAD$181.1 million). SG&A depreciation and amortization expenses accumulated R$20.8 million (+9.5%). In Canadian dollars, such expenses increased 25.3%, reaching CAD$11.0 million. Excluding the amortization and depreciation, SG&A expenses reached CAD$170.0 million (+0.5%).

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. We point out the 180 basis points increase in the consolidated EBITDA margin.

	1Q06			1Q05

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,085.2	81.3%	40.6%	908.4	76.6%	39.1%	19.5%
Beer Brazil	957.3	71.7%	43.2%	805.6	68.0%	42.1%	18.8%
CSD & Nanc Brazil	113.6	8.5%	25.9%	88.0	7.4%	22.7%	29.1%
Malt and By-products	14.3	1.1%	95.8%	14.8	1.2%	71.9%	-3.7%
HILA	101.2	7.6%	17.6%	128.4	10.8%	23.4%	-21.2%
Quinsa	149.0	11.2%	37.5%	139.1	11.7%	38.1%	7.1%
Beer	134.1	10.0%	45.8%	129.7	10.9%	46.2%	3.4%
Soft drinks	14.9	1.1%	14.3%	9.4	0.8%	11.2%	58.5%
HILA-ex	(47.9)	-3.6%	-27.1%	(10.7)	-0.9%	-5.8%	346.7%
Beer	(35.1)	-2.6%	-34.3%	(16.0)	-1.4%	-17.0%	119.2%
Soft drinks	(12.8)	-1.0%	-17.2%	5.3	0.4%	5.8%	-341.5%
North America	148.3	11.1%	20.4%	148.5	12.5%	18.1%	-0.1%

Consolidated	1,334.6	100.0%	33.6%	1,185.3	100.0%	32.1%	12.6%

First Quarter 2006 Results May 11, 2006 Page 15

	1Q06			1Q05

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,357.5	79.4%	50.8%	1,065.9	73.4%	45.9%	27.4%
Beer Brazil	1,166.1	68.2%	52.6%	929.1	64.0%	48.5%	25.5%
CSD & Nanc Brazil	177.1	10.4%	40.4%	122.0	8.4%	31.4%	45.2%
Malt and By-products	14.3	0.8%	95.8%	14.8	1.0%	71.9%	-3.7%
HILA	150.5	8.8%	26.2%	178.6	12.3%	32.5%	-15.8%
Quinsa	175.0	10.2%	44.1%	171.0	11.8%	46.9%	2.3%
Beer	155.2	9.1%	53.0%	156.2	10.8%	55.7%	-0.6%
Soft drinks	19.8	1.2%	18.9%	14.8	1.0%	17.5%	33.7%
HILA-ex	(24.5)	-1.4%	-13.9%	7.7	0.5%	4.1%	-419.5%
Beer	(22.4)	-1.3%	-21.9%	(6.3)	-0.4%	-6.7%	254.3%
Soft drinks	(2.1)	-0.1%	-2.8%	14.0	1.0%	15.5%	-114.9%
North America	201.1	11.8%	27.7%	207.1	14.3%	25.2%	-2.9%

Consolidated	1,709.0	100.0%	43.1%	1,451.6	100.0%	39.3%	17.7%

Provisions for Contingencies

The provisions for contingencies showed a reversion of R$ 13.8 million. Main entries composing such total  refer to (i) increase in provisions related to ICMS of R$ 10.0 million and (ii) reversion of provisions related to PIS and COFINS (revenue taxes), R$ 36.5 million.

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$246.0 million loss. The main contributor for this result was the goodwill amortization generated in Labatt Brewing Company Limited transaction, amounting to R$242.5 million. Other significant entries under other operating income and expenses were the following:

-	Goodwill amortization related to transactions in Latin America (including Brazil): R$49.5 million.

-	Gains due to equity addition, related to tax incentives in Brazil: R$29.7 million.

First Quarter 2006 Results May 11, 2006 Page 16

Financial Result

Financial result was a R$170.4 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result R$ million	1Q06	1Q05

Financial income
Financial income on cash and cash equivalents	15.4	22.5
Foreign exchange gains (losses) on assets	(163.8)	0.4
Interest income on stock ownership plan	2.9	5.4
Interest on taxes, contributions and judicial deposits	4.7	4.0
Other	6.6	10.5

Total	(134.1)	42.8
Financial expense
Interest expense on local currency debt	20.0	44.0
Interest and Foreign Exchange gains (losses) on intercompany loans	(0.3)	0.0
Interest expense on foreign currency debt	113.6	130.1
Foreign exchange gains (losses) on debt	(221.2)	13.7
Net losses from derivative instruments	65.4	54.8
Taxes on financial transactions	31.9	37.1
Interest on contingencies and other	16.2	17.0
Other	10.7	21.5

Total	36.3	318.0
Net Financial Result	(170.4)	(275.2)

The company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded in accrual basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and accrual basis.

The Company’s total debt decreased R$489.6 million when compared to 4Q05, while its cash and cash & equivalents went up by R$253.8 million. As a consequence, a R$743.4 million decrease in AmBev’s net debt was recorded. The Company estimates that the ratio between its net debt and EBITDA accumulated over the past 12 months stood at 0.8x. The table below details AmBev’s consolidated debt profile:

First Quarter 2006 Results May 11, 2006 Page 17

Debt Breakdown R$ million	1Q06 Short Term	1Q06 Long Term	1Q06 Total

Local Currency	216.9	559.2	776.0
Foreign Currency	935.4	5,002.6	5,937.9

Consolidated Debt	1,152.2	5,561.8	6,714.0
Cash and Equivalents			1,350.1
Net Debt			5,363.9

Non-Operating Income and Expenses

The net result from non-operating income and expenses posted a R$4.8 million gain. The major reason for this result was a R$5.5 million gain of participation in investments.

Income tax and Social Contribution

Provision for income tax and social contribution stood at R$276.7 million. The table below presents the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution R$ million	1Q06

Net income before taxes and profit sharing	936.9
Provision for Profit Sharing & Bonuses	(14.6)
Net income before income tax, social contribution and minorities	922.3
Income tax and social contribution at nominal tax rate (34%)	(313.6)
Adjustments to effective rate:
Interest on own capital	128.5
Income from foreign non-taxable subsidiaries	(95.1)
Equity gains from subsidiaries	13.4
Amortization of non-deductible goodwill	(51.3)
Reversal of amortization of provision for non-taxable goodwill realization	57.8
Permanent additions/reductions and other	10.7
Exchange variations over investments	(27.1)
Total income taxes and social contribution	(276.7)
Effective income tax and social contribution rate	30%

First Quarter 2006 Results May 11, 2006 Page 18

Profit Sharing and Contributions

AmBev has provisioned R$14.6 million for the payment of employee profit sharing. The payment of bonus, however, will only occur should the Company achieve its corporate goals in 2006.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a R$10.2 million loss.

Net Income

AmBev posted net income of R$655.9 million (+354.7%). Net earnings per share stood at  R$10.10, up by 281.7%. Considering the net earnings per share of 1Q05 adjusted for share bonus occurred on 5/31/05 and excluding the goodwill amortization, such increase is 52.5%. AmBev’s operating income significantly grew, a fact reflected in an increase of 18.6% of EBITDA per share adjusted by share bonus as of 5/31/05, which reached R$26.33.

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on March 31, 2006.

AmBev Shareholding Structure March 31st, 2006

	ON	% Outs	PN	% Outs	Total	% Outs

Interbrew International B.V.	25,150,927,533	72.96%	11,819,749,161	38.82%	36,970,676,694	56.95%
FAHZ	5,349,312,173	15.52%	103,202,513	0.34%	5,452,514,686	8.40%
Market	3,972,564,841	11.52%	18,521,958,146	60.84%	22,494,522,987	34.65%

Outstanding	34,472,804,547	100.00%	30,444,909,820	100.00%	64,917,714,367	100.00%
Treasury	26,618,384		931,741,032		958,359,416
TOTAL	34,499,422,931		31,376,650,852		65,876,073,783

Free float bovespa	3,218,987,741	9.34%	11,697,481,746	38.42%	14,916,469,487	22.98%
Free float NYSE	753,577,100	2.19%	6,824,476,400	22.42%	7,578,053,500	11.67%

First Quarter 2006 Results May 11, 2006 Page 19

RECENT EVENTS

Agreement with respect to the increase of AmBev’s stake in Quilmes Industrial S.A. (“Quinsa”)

AmBev announced on April 13, 2006 that it has entered into an agreement with Beverages Associates  Corp. (“BAC”) pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of approximately US$1.2 billion, subject to certain adjustments, including dividends and interest.  Upon the closing of the transaction, AmBev’s equity interest in Quinsa will increase from 56.72% to 91.18% of its total share capital.

This agreement represents the final step of a transaction initiated in May 2002, whereby AmBev acquired an initial stake in Quinsa. The respective agreements provided that BAC had a put option in connection with its remaining shares in Quinsa, in exchange for AmBev’s shares. AmBev had a corresponding call option after 2009. Pursuant to the transaction announced, which supersedes these put and call options, the parties agreed that the purchase price will be paid in cash.

The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals.

The transaction will be submitted to the ratification of AmBev´s shareholders in accordance with article 256 of Brazilian Corporate Law.

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the main Pepsi bottler in Argentina and Uruguay.

GUIDANCE

AmBev is updating its estimates for Beer Brazil volume growth for the full year of 2006 from 2.5%-3% to 4%.

Information contained in this document contains forward-looking statements and reflect the current perception and perspectives of our management, based on information available to date on the development of general economic and industry conditions, as well as Company performance and finance conditions. Any statements, expectations and plans contained in this document which do not reflect historical information, including information contained in the section “Guidance”, as well as information with respect to the declaration or payment of dividends, direction of future operations, the implementation of principal operating and finance strategies, the factors or trends affecting AmBev´s financial condition, liquidity or results of operations, are considered forward-looking statements and are subject to risks and uncertainties.  They do not constitute guarantees of performance and are based on several assumptions and expectations, including economic and market conditions, industry competitivity and operational factors. Any change in such assumptions and expectations may cause actual results to materially differ from those expressed in or suggested by these forward-looking statements.

First Quarter 2006 Results May 11, 2006 Page 20

1Q06 RESULTS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Latin America General Officer
Miguel Patrício North America General Officer
João Castro Neves CFO and Investor Relations Officer
Bernardo Paiva Sales Executive Officer

Language	English

Date	May 12, 2006 (Friday)

Time	11:00 AM (Brasília time)
10:00 AM (EST)

Phone numbers	US Participants	888-896-0863
	Toll Free – Brazil Participants	0 800-891-3951
	Toll Free – UK Participants	0800-032-3836
	International Participants	(+1) 973-582-2737

Code	7360782

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ri@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

 Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2006 Results May 11, 2006 Page 21

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	1Q06	1Q05%		1Q06	1Q05%

Volumes (000 hl)	16,113	14,905	8.1%	5,347	4,755	12.5%
R$ million
Net Sales	2,217.2	1,915.4	15.8%	438.3	388.4	12.8%
COGS	(624.3)	(601.0)	3.9%	(206.2)	(209.3)	-1.5%
Gross Profit	1,592.9	1,314.3	21.2%	232.1	179.1	29.6%
SG&A	(635.7)	(508.7)	25.0%	(118.5)	(91.1)	30.0%
EBIT	957.3	805.6	18.8%	113.6	88.0	29.1%
Depr. & Amort.	(208.8)	(123.5)	69.1%	(63.5)	(34.0)	86.7%
EBITDA	1,166.1	929.1	25.5%	177.1	122.0	45.2%
% of Total EBITDA	68.2%	64.0%		10.4%	8.4%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-28.2%	-31.4%		-47.0%	-53.9%
Gross Profit	71.8%	68.6%		53.0%	46.1%
SG&A	-28.7%	-26.6%		-27.0%	-23.5%
EBIT	43.2%	42.1%		25.9%	22.7%
Depr. & Amort.	-9.4%	-6.4%		-14.5%	-8.8%
EBITDA	52.6%	48.5%		40.4%	31.4%
Per Hectoliter (R$/hl)
Net Sales	137.6	128.5	7.1%	82.0	81.7	0.3%
COGS	(38.7)	(40.3)	-3.9%	(38.6)	(44.0)	-12.4%
Gross Profit	98.9	88.2	12.1%	43.4	37.7	15.2%
SG&A	(39.4)	(34.1)	15.6%	(22.2)	(19.2)	15.6%
EBIT	59.4	54.1	9.9%	21.3	18.5	14.8%
Depr. & Amort.	(13.0)	(8.3)	56.4%	(11.9)	(7.2)	66.0%
EBITDA	72.4	62.3	16.1%	33.1	25.7	29.1%

	AmBev Brazil

	Other Products			Total AmBev Brazil(1)

	1Q06	1Q05%		1Q06	1Q05%

Volumes (000 hl)				21,461	19,660	9.2%
R$ million
Net Sales	14.9	20.6	-27.7%	2,670.4	2,324.4	14.9%
COGS	0.4	(5.0)	-107.3%	(830.1)	(815.3)	1.8%
Gross Profit	15.2	15.6	-2.5%	1,840.3	1,509.1	21.9%
SG&A	(1.0)	(0.8)	18.8%	(755.1)	(600.7)	25.7%
EBIT	14.3	14.8	-3.7%	1,085.2	908.4	19.5%
Depr. & Amort.	0.0	0.0	n.m.	(272.3)	(157.5)	72.9%
EBITDA	14.3	14.8	-3.7%	1,357.5	1,065.9	27.4%
% of Total EBITDA	0.8%	1.0%		79.4%	73.4%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	2.4%	-24.1%		-31.1%	-35.1%
Gross Profit	102.4%	75.9%		68.9%	64.9%
SG&A	-6.6%	-4.0%		-28.3%	-25.8%
EBIT	95.8%	71.9%		40.6%	39.1%
Depr. & Amort.	0.0%	0.0%		-10.2%	-6.8%
EBITDA	95.8%	71.9%		50.8%	45.9%
Per Hectoliter (R$/hl)
Net Sales				124.4	118.2	5.2%
COGS				(38.7)	(41.5)	-6.7%
Gross Profit				85.8	76.8	11.7%
SG&A				(35.2)	(30.6)	15.2%
EBIT				50.6	46.2	9.4%
Depr. & Amort.				(12.7)	(8.0)	58.4%
EBITDA				63.3	54.2	16.7%

	HILA Operations(2)			North America Operations(3)			AmBev Consolidated(4)

	1Q06	1Q05%		1Q06	1Q05%		1Q06	1Q05%

Volumes (000hl)	9,412	8,366	12.5%	2,092	2,042	2.5%	32,965	30,068	9.6%
R$ million
Net Sales	573.7	549.8	4.3%	725.7	821.5	-11.7%	3,969.7	3,695.6	7.4%
COGS	(258.7)	(238.6)	8.4%	(236.2)	(291.4)	-18.9%	(1,325.0)	(1,345.3)	-1.5%
Gross Profit	315.0	311.2	1.2%	489.4	530.0	-7.7%	2,644.7	2,350.3	12.5%
SG&A	(213.8)	(182.8)	17.0%	(341.1)	(381.5)	-10.6%	(1,310.1)	(1,165.0)	12.5%
EBIT	101.2	128.4	-21.2%	148.3	148.5	-0.1%	1,334.6	1,185.3	12.6%
Depr. & Amort.	(49.3)	(50.2)	-1.8%	(52.8)	(58.6)	-9.9%	(374.4)	(266.3)	40.6%
EBITDA	150.5	178.6	-15.8%	201.1	207.1	-2.9%	1,709.0	1,451.6	17.7%
% of Total EBITDA	8.8%	12.3%		11.8%	14.3%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-45.1%	-43.4%		-32.6%	-35.5%		-33.4%	-36.4%
Gross Profit	54.9%	56.6%		67.4%	64.5%		66.6%	63.6%
S G & A	-37.3%	-33.3%		-47.0%	-46.4%		-33.0%	-31.5%
EBIT	17.6%	23.4%		20.4%	18.1%		33.6%	32.1%
Depr. & Amort.	-8.6%	-9.1%		-7.3%	-7.1%		-9.4%	-7.2%
EBITDA	26.2%	32.5%		27.7%	25.2%		43.1%	39.3%
Per Hectoliter (R$/hl)
Net Sales	91.1	104.4	-12.8%	346.8	402.4	-13.8%	133.0	122.9	8.2%
COGS	(41.1)	(45.3)	-9.3%	(112.9)	(142.7)	-20.9%	(44.4)	(44.7)	-0.8%
Gross Profit	50.0	59.1	-15.4%	233.9	259.6	-9.9%	88.6	78.2	13.3%
SG&A	(33.9)	(34.7)	-2.2%	(163.0)	(186.9)	-12.8%	(43.9)	(38.7)	13.3%
EBIT	16.1	24.4	-34.1%	70.9	72.7	-2.6%	44.7	39.4	13.4%
Depr. & Amort.	(7.8)	(9.5)	-17.9%	(25.2)	(28.7)	-12.1%	(12.5)	(8.9)	41.6%
EBITDA	23.9	33.9	-29.6%	96.1	101.4	-5.3%	57.3	48.3	18.6%

Note:	volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

First Quarter 2006 Results May 11, 2006 Page 22

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated

Corporate Law R$ million	1Q06	1Q05%

Net Sales	3,969.7	3,695.6	7.4%
Cost of Goods Sold	(1,325.0)	(1,345.3)	-1.5%
Gross Profit	2,644.7	2,350.3	12.5%
Gross Margin (%)	66.6%	63.6%
Selling and Marketing Expenses	(852.8)	(810.9)	5.2%
% of sales	21.5%	21.9%
General & Administrative	(176.4)	(203.5)	-13.3%
% of sales	4.4%	5.5%
Depreciation & Amortization	(281.0)	(150.6)	86.6%
Total SG&A	(1,310.1)	(1,165.0)	12.5%
% of sales	33.0%	31.5%
EBIT	1,334.6	1,185.3	12.6%
% of sales	33.6%	32.1%
Provisions, Net	13.8	(30.8)	n.m.
Other Operating (Expense)	(246.0)	(411.2)	-40.2%
Equity Income	0.2	0.3	-4.0%
Interest Expense	(36.3)	(318.0)	-88.6%
Interest Income	(134.1)	42.8	n.m.
Net Interest Income (Expense)	(170.4)	(275.2)	-38.1%
Non-Operating Income (Expense)	4.8	(176.5)	n.m.
Income Before Taxes	936.9	291.9	220.9%
Provision for Income Tax/Social Contrib.	(276.7)	(109.7)	152.3%
Provision for Profit Sharing & Bonuses	(14.6)	(39.4)	-62.9%
Minority Interest	10.2	1.4	653.5%
Net Income	655.9	144.2	354.7%
% of sales	16.5%	3.9%
Depreciation and Amortization	374.4	266.3	40.6%
EBITDA	1,709.0	1,451.6	17.7%
% of sales	43.1%	39.3%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

First Quarter 2006 Results May 11, 2006 Page 23

CONSOLIDATED BALANCE SHEET

	AmBev Consolidated

Corporate Law R$ 000	Mar 2006	Dec 2005

ASSETS
Cash	893,361	837,272
Marketable Securities	456,697	259,000
Accounts Receivable	729,908	1,331,823
Inventory	1,160,429	1,178,053
Recoverable Taxes	580,809	545,545
Other	753,343	779,685

Total Current Assets	4,574,548	4,931,378
Recoverable Taxes	2,020,374	2,042,041
Receivable from Employees/Financed Shares	74,754	114,888
Judicial Deposits, Compulsories and Fiscal Incentives	540,131	522,462
Other	442,984	480,606

Total Long-Term Assets	3,078,243	3,159,997
Investments	16,450,761	16,763,542
Property, Plant & Equipment	5,074,642	5,404,581
Deferred	3,108,406	3,233,335

Total Permanent Assets	24,633,809	25,401,458

TOTAL ASSETS	32,286,600	33,492,833

LIABILITIES
Short-Term Debt	1,152,215	1,209,392
Accounts Payable	862,469	1,065,424
Sales & Other Taxes Payable	768,171	1,030,776
Dividend Payable	408,159	25,937
Salaries & Profit Sharing Payable	443,878	447,706
Income Tax, Social Contribution, & Other	270,890	244,548
Other	935,978	1,028,417

Total Current Liabilities	4,841,760	5,052,199
Long-Term Debt	5,561,761	5,994,152
Deferred Sales Tax (ICMS)	364,635	352,563
Provision for Contingencies	1,107,226	1,128,225
Other	747,726	825,769

Total Long-Term Liabilities	7,781,348	8,300,709
TOTAL LIABILITIES	12,623,108	13,352,908
FUTURE RESULTS	149,904	149,946
MINORITY INTEREST	108,805	122,640
Paid in Capital	5,691,369	5,691,369
Reserves and Treasury shares	13,435,489	14,175,970
Retained Earnings	277,925	—

SHAREHOLDERS’ EQUITY	19,404,783	19,867,339

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	32,286,600	33,492,833

First Quarter 2006 Results May 11, 2006 Page 24

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 1Q06	AmBev Consolidated 1Q05

Cash Flows from Operating Activities
Net income	655,899	144,249
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	374,370	266,300
Contingencies and liabilites associated with tax disputes, including interest	(13,752)	30,806
Financial charges on contingencies	10,040	13,394
(Gain) loss on disposal of PP&E, net	39,662	19,151
Financial charges on stock option plan	(2,893)	(5,703)
Financial charges on taxes and contributions	3,822	2,532
Equity income	(243)	(253)
Financial charges on long-term debt	(77,796)	179,686
Provision for losses in inventory and other assets	2,149	71,010
Provision for reestructuring	—	107,839
Deferred income tax (benefit) expense	(1,061)	(54,581)
Foreign exchange holding effect on assets abroad	(25,423)	(36,715)
Forex variations and unrealized gains on marketable securities	49,012	185
(Gains) losses on participation on related companies	(5,454)	—
Amortization of goodwill	292,422	482,254
Minority interest	(10,221)	(1,357)
(Increase) decrease in assets
Trade accounts receivable	615,521	386,578
Sales taxes recoverable	(29,891)	182,421
Inventories	(19,342)	131,574
Judicial Deposits	(13,495)	(13,569)
Receivables and other	(48,890)	23,650
(Decrease) increase in liabilites
Suppliers	(167,893)	(373,150)
Payroll, profit sharing and related charges	7,030	(36,584)
Income tax, social contribution, and other taxes payable	(171,485)	(760,150)
Cash used for contingencies and legal proceedings	(12,583)	(14,743)
Incentivos Fiscais	—	(185,880)
Other	(11,183)	(134,040)

Net Cash Provided by Operating Activities	1,438,324	424,904
Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(671)	(1,129)
Disposal of property, plant and equipment	2,043	9,392
Marketable securities withdrawn (investment)	(201,957)	(20,567)
Collateral securities and deposits	(1,991)	(22,304)
Property, plant and equipment	(167,032)	(213,513)
Payment for deferred asset	—	(19,470)

Net Cash Provided (Used) in Investing Activities	(369,608)	(267,591)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	15,745	2,999
Dividends, interest distribution and capital decrease paid	(382,914)	(908,777)
Repurchase of shares in treasury	(454,961)	(103,275)
Increase in debt	1,234,426	2,021,940
Payment of debt	(1,404,202)	(1,639,063)
Increase in paid-in capital / Variation in minority interest	4,145	8,666

Net Cash Provided (Used) in Financing Activities	(987,761)	(617,510)
Foreign Exchange Variations on Cash	(24,865)	702
Subtotal	56,090	(459,495)

Cash and cash equivalents, beginning of period	837,273	1,290,952
Cash and cash equivalents, end of period	893,361	831,457
Net increase in cash and cash equivalents	56,088	(459,495)

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.